UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:      May 2005             File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

Form 52-109FT2 Certificate of Interim Filings – CEO

2.

Form 52-109FT2 Certificate of Interim Filings – CFO

3.

Interim Financial Statements (Unaudited) for the period ended May 31, 2005

4.

Management Discussion and Analysis for the period ended May 31, 2005

5.

Certificate re dissemination to shareholders

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: August 12, 2005	By: /s/ George Whatley George Whatley, President and Director

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

 I, George Whatley, Chief Executive Officer of Alpha Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alpha Gold Corp., (the issuer) for the interim period ending May 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  July 26, 2005

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

 I, Richard Whatley, Chief Financial Officer of Alpha Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alpha Gold Corp., (the issuer) for the interim period ending May 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  July 26, 2005

Alpha Gold Corp.

Interim Financial Statements

(Unaudited – Prepared by Management)

May 31, 2005

Alpha Gold Corp.
Interim Financial Statements (Unaudited – Prepared by Management)
May 31, 2005
Interim Statement of Loss	3
Interim Statement of Deficit	4
Interim Balance Sheet	5
Interim Statement of Cash Flows	6
Notes to the Consolidated Financial Statements	7-11
Interim Schedule of Deferred Expenditures	12

Alpha Gold Corp.

Interim Statement of Loss

(Unaudited – Prepared by Management)

	Cumulative Inception to May 31, 2005	3 months Ended May 31, 2005	3 months Ended May 31, 2004
Revenue	$ -	$ -	$ -
Administrative expenses Amortization	199,934	7,107	2,759
Automotive	90,172	1,393	1,297
Bad debts	14,999	-	-
Consulting and management fees	424,263	15,000	15,000
Financial relations	59,000	-	-
Gain on disposal of equipment	(22,087)	-	-
Gain on disposal of exploration property	(7,400)	-	-
Graphics	-	-	-
Insurance	32,375	4,305	2,268
Office, printing and miscellaneous	306,335	4,833	4,215
Professional fees	622,444	6,821	5,858
Property investigation	25,052	-	-
Regulatory and transfer fees	134,507	75	820
Rent	80,430	1,500	1,500
Repairs and maintenance	13,291	-	-
Shareholder relations	115,514	1,601	3,018
Stock-based compensation	83,000	-	-
Telephone	11,333	827	890
Travel and promotion	106,444	1,562	1,381
Wages	12,864	-	-
Write-off of exploration properties	809,960	-	-
Write-down of equipment	46,527	-	-
	3,158,957	45,024	39,006
Loss before other items	(3,158,957)	(45,024)	(39,006)
Other items Insurance proceeds	12,898	-	-
Interest income	404,202	9,157	11,888
Gain on disposal of marketable securities	60,093	-	-
Interest, bank charges and foreign exchange	(20,519)	(93)	130
Loss on realization of demand debenture	(14,487)	-	-
Write-down of marketable securities	(19,999)	-	-
	422,188	9,064	12,018
Future income taxes	78,085	-	-
Loss for the period	$ 2,814,854	$ (35,960)	$ (26,988)
Weighted average loss per share		$ (0.00)	$ (0.00)

Alpha Gold Corp.

Interim Statement of Deficit

(Unaudited – Prepared by Management)

	Cumulative Inception to May 31, 2005	3 months Ended May 31, 2005	3 months Ended May 31, 2004
Deficit, beginning of period	$ -	$ (2,778,894)	$ (2,548,522)
Loss for the period	(2,814,854)	(35,960)	(26,988)
Deficit, end of period	$ (2,814,854)	$ (2,814,854)	$ (2,575,510)
Alpha Gold Corp.
Interim Balance Sheet Unaudited – Prepared by Management)
	May 31, 2005	February 28, 2005
Assets
Current Cash and term deposits Accounts receivable Taxes receivable Prepaid expense	$ 1,632,774 14,003 75,746 10,892	$ 1,689,237 14,789 75,746 11,654
Investment in exploration properties (note 3) Expenditures on exploration properties (note 3 and Schedule) Equipment (note 4)	1,733,415 550,114 4,494,721 88,817	1,791,426 550,114 4,464,572 93,936
	$ 6,867,067	$ 6,900,048
Liabilities Current Accounts payable and accrued liabilities Future income tax liability	$ 17,318 952,639	$ 14,339 952,639
	969,957	966,978
Shareholder’s Equity Share Capital (note 5) Contributed surplus (note 6) Deficit	8,628,964 83,000 (2,814,854)	8,628,964 83,000 (2,778,894)
	5,897,110	5,933,070
	$ 6,867,067	$ 6,900,048

Approved by the Directors:

“George Whatley”                                         Director

“Richard Whatley”                                   Director

Alpha Gold Corp.

Interim Statement of Cash Flows

(Unaudited – Prepared by Management)

	Cumulative Inception to May 31, 2005	3 months Ended May 31, 2005	3 months Ended May 31, 2004
Cash provided by (used in)
Operating activities Net loss for the period	$ (2,814,844)	$ (35,960)	$ (26,988)
Items not affecting cash
Amortization	199,934	7,107	2,759
Future income taxes	78,085	-	-
Gain on disposal of equipment	(22,087)	-	-
Gain on disposal of exploration property	(7,400)	-	-
Write-off exploration properties	809,960	-	-
Write down of equipment	46,527	-	-
Gain on disposal marketable securities	(60,093)	-	-
Loss on realization of demand debenture	14,487	-	-
Write down of marketable securities	19,999	-	-
	(1,652,442)	(28,853)	(24,229)
Changes in non-cash working capital	(126,228)	4,527	(7,147)
	(1,778,670)	(24,326)	(31,376)
Financing activities
Proceeds on issuance of shares	9,503,518	-	-
Proceeds on shares allotted but not issued	-	-	-
	9,503,518	-	-
Investing activities Exploration properties	(5,846,727)	(30,149)	(21,866)
Proceeds on disposal of exploration property	20,000	-	-
Proceeds on disposal of marketable securities	60,094	-	-
Purchase of equipment	(313,191)	(1,988)	-
Demand debenture	(12, 250)	-	-
	(6,092,074)	(32,137)	(21,866)
Net increase (decrease) in cash	1,632,774	(56,463)	(53,242)
Cash and term deposits, beginning of the period	-	1,689,237	1,934,547
Cash and term deposits, end of the period	$ 1,632,774	$ 1,632,774	$1,881,305
Supplemental cash flow information Interest received		$ 505	$ 763
Income taxes received		$ -	$ -

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited – Prepared by Management)

May 31, 2005

1.

Financial Statement Presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. As described in note 7, these principles differ in certain material respects from United States generally accepted accounting principles. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company's annual audited financial statements for the year ended February 29, 2004 for additional information.

2.

Nature of Operations

The investment in and expenditures on exploration properties comprise a significant portion of the company’s assets. Realization of the company’s investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Exploration Properties	3 months ended May 31, 2005	Year ended February 28, 2005
Acquisition costs	$ 550,114	$ 550,114
Deferred expenditures (Schedule)	4,494,721	4,464,572
	$ 5,044,835	$ 5,014,686

a) Lust Dust Claims

i)

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

ii)

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained “5% net profit interest and the 2% net smelter return royalty” for $150,000 cash.

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited – Prepared by Management)

May 31, 2005

3.

Exploration Properties (continued)

          b) Goldbanks

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payment under the option agreement totaled $26,400 U.S. and was applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at May 31, 2005, regulatory approval had been received but the shares had not yet been issued.

4.

Property, Plant and Equipment

May 31,

February 28,

                          2005                                                     2005

                                                                                                          Accumulated        Net Book

Net Book

                                                                           Cost                       Amortization

Value

Value

Computer equipment

$ 7,288

$ 2,483

$ 4,805

$ 3,153

Furniture and fixtures

16,361

14,925

1,436

1,512

Trucks

105,025

22,449

82,576

89,271

                                                                       $ 126,686

$ 39,856

$ 88,817

$ 93,936

1.

Share Capital

a)

Authorized

100,000,000 common shares with no par value

b)

Issued

3 months ended

Year ended

            May 31, 2005

                         February 28, 2005

                                                                        Number                                            Number

of Shares

Amount

of Shares

Amount

Balance, beginning of period                          24,451,684           $ 8,628,964       23,402,184         $ 8,289,226

Issued during the period

for cash @ $0.40

-

-

575,000

230,000

for cash @ $0.50

-

-

78,100

39,050

for cash @ $0.43

-

-

396,400

170,452
Income tax benefits renounced on

flow through shares issued                                      -                          -                          -                           (99,764)

Balance, end of period                                24,451,684             $ 8,628,964       24,451,684             $ 8,628,964

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited – Prepared by Management)

May 31, 2005

5.

Share Capital (continued)

 c) Share issuances

During the current period no shares were issued.

During the prior year:

i)

575,000 flow-through common shares were issued at $0.40 per unit. Each unit provided the purchasers with warrants to purchase one additional non-flow-through share at $0.46 per share expiring July 15, 2006.

ii)

78,100 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

iii)   396,400 common shares were issued at $0.43 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

d) Warrants outstanding

At May 31, 2005 the following share purchase warrants were outstanding:

Number of shares	$ per share	Expiry date

575,000	$ 0.46	July 15, 2006

e) Options outstanding

At May 31, 2005 the following share purchase options were outstanding:

Number of shares	$ per share	Expiry date

300,000	$ 0.50	June 5, 2005
750,000	$ 0.40	April 25, 2007
500,000	$ 0.40	January 26, 2010

6.

Related Party Transactions

During the year, the Company paid fees of $15,000 (2004 - $11,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $14,000 (2004 – NIL) for property investigation, site investigation for drilling, geology and planning of field operations, $2,100 (2004 - $1,700) for secretarial and bookkeeping services, and $1,500 (2004 - $1,500) for office rental.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited – Prepared by Management)

May 31, 2005

7.

Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Differences which materially affect the measurement of items included in the financial statements are:

a)

U.S. GAAP requires that exploration and general and administrative costs (G&A) related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Any other related costs in respect of the properties are charged to earnings under U.S. GAAP and capitalized under Canadian GAAP.

b)

Due to the write off of exploration and general and administrative costs, the future income liability for US GAAP is nil.

Had the Company followed U.S. GAAP, certain items on the statements of income and deficit would have been reported as follows:

Statements of Operations	Cumulative, inception to May 31, 2005	May 31, 2005	May 31, 2004
Loss for the period under Canadian GAAP	$ (2,814,854)	$ (35,960)	$ (26,988)
Exploration property exploration and development expenditures	(5,044,835)	(30,149)	(21,866)
Future income tax recovery	952,639	-	-
United States GAAP	$ (6,907,050)	$ (66,109)	$ (48,854)
Gain (loss) per share – US GAAP		$ (0.00)	$ (0.00)

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited – Prepared by Management)

May 31, 2005

7. Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States (continued)

Balance Sheets	May 31,2005		February 28, 2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Current assets	$ 1,733,415	$ 1,733,415	$ 1,791,426	$ 1,791,426
Exploration properties and deferred costs	5,044,835	-	5,014,686	-
Equipment	88,817	88,817	93,936	93,936
	$ 6,867,067	$ 1,822,232	$ 6,900,048	$ 1,885,362
Current liabilities	$ 17,318	$ 17,318	$ 14,339	$ 14,339
Future income tax liability	952,639	-	952,639	-
Share capital	8,628,964	8,628,964	8,628,964	8,628,964
Contributed surplus	83,000	83,000	83,000	83,000
Deficit	(2,814,854)	(6,907,050)	(2,778,894)	(6,840,941)
	$ 6,867,067	$ 1,822,232	$ 6,900,048	$ 1,885,362
Statements of Cash Flows		Cumulative, inception to May 31, 2005	May 31, 2005	May 31, 2004
Cash generated (used) for operating purposes under Canadian GAAP Exploration property exploration and development expenditures	$ (1,778,670) (5,846,727)		$ (24,326) (30,149)	$ (31,376) (21,866)
Cash generated (used) for operating purposes under US GAAP	$ (7,625,397)		$ (54,475)	$ (53,242)
Cash generated (used) for investing purposes under Canadian GAAP Exploration property exploration and development expenditures	$ (6,092,074) 5,846,727		$ (32,137) 30,149	$ (21,866) 21,866
Cash generated (used) for investing purposes under US GAAP	$ (254,347)		$ (1,998)	$ -

The statements of comprehensive loss provide a measure of all changes in equity of the company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

Alpha Gold Corp.

Interim Schedule of Deferred Expenditures

(Unaudited – Prepared by Management)

May 31, 2005

		3 months ended		Year ended February 28,
		May 31, 2005		2005
	Lust Dust Claims	Goldbanks Claims	Total	Total
Exploration Assaying	$ -	$ -	$ -	$ 20,368
Camp expenses	165	-	165	22,216
Drilling	-	-	-	490,296
Filing fees & claim assessment	-	-	-	5,938
Fuel	-	-	-	2,314
Geological/geochemical work and reports	29,984	-	29,984	160,443
On-site management	-	-	-	12,000
Roadwork/Reclamation	-	-	-	6,708
Travel	-	-	-	16,727
	30,149	-	30,149
				737,010
BC Mining tax credit	-	-	-	(75,746)
Expenses for the period	30,149	-	30,149	661,264
Balance, beginning of period	4,177,368	287,204	4,464,572	3,803,308
Balance, end of period	$ 4,207,517	$ 287,204	$ 4,494,721	$ 4,464,572

ALPHA GOLD CORP.

Three Months Ended May 31, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1

Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Alpha Gold Corp. (“Alpha” or the “Company”) for the three months ended May 31, 2005.

This MD&A is prepared as of July 18, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2

Overview

Alpha Gold Corp. is a mineral exploration company focused on the Lustdust Property located in the Omineca Mining Division of British Columbia.

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

The Company is in the exploration stage. Exploration is primarily focused on the Lustdust property located in the Omineca Mining Division 200 km west of Ft. St. James, B.C. This property continues to show promising assay results of drilling samples. The investment and expenditure on exploration properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The 2005 exploration program started in June and will continue drilling and excavation trenching on promising anomalies discovered during the last years drilling program. Contract negotiations for drilling, geological work, camp preparation, etc. have been completed.

The Company has funds in place for he 2005 drilling program with cash of approximately $1,600,000 at the end of May, 2005.

Other Properties

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payment under the option agreement totaled $26,400 U.S. and applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at May 31, 2005 the shares had not yet been issued and the Company was uncertain as to its plans in regards to this property.

Market Trends

The upward trend in metal prices has continued to the present with gold averaging approximately $us423/oz and copper averaging US$ 161/lb.

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at February	As at February	As at February
	28, 2005 $	29, 2004 $	28, 2003 $
Current Assets	1,791,426	2,232,362	2,287,474
Other Assets	5,108,622	4,390,837	3,443,447
Total Assets	6,900,048	6,623,199	5,730,921
Current Liabilities	14,339	7,018	11,044
Shareholders’ Equity	5,933,070	5,740,704	5,112,357
Total Shareholders’ Equity and Liabilities	6,900,048	6,623,199	5,730,921
Working Capital	1,777,089	2,225,344	2,276,430
Expenses
Amortization	23,895	14,562	8,835
Automotive	14,494	9,262	13,486
Bad debts	—	—	—
Consulting and management fees	60,000	60,000	50,000
Financial relations	—	—	—
Loss (gain) on disposal of capital assets	2,327	—	(4,705)
Insurance	4,190	2,185	1,805
Office, printing and miscellaneous	17,099	19,173	20,645
Professional fees	51,779	70,245	59,548
Regulatory and transfer fees	12,931	13,350	12,269
Rent	6,000	6,000	6,000
Shareholder relations	4,105	61,524	18,588
Stock-based compensation	83,000	—	—
Travel and promotion	8,772	7,503	6,249
Add: other items	58,220	98,117	62,498
Loss for the period	(230,372)	(165,687)	(130,222)
Basic diluted loss per share	(0.01)	(0.01)	(0.01)
Number of Common Shares Outstanding	24,451,684	23,402,184	21,178,480

1.4

Results of Operations

Overhead expenses in the first quarter of fiscal 2006 increased to $35,960, as compared to $26,988 in the first quarter of fiscal 2005.

Exploration costs increased in the fourth quarter of fiscal 2006 was $30,149 compared to the same quarter of 2005, $21,866. Exploration expenditures during the quarter were: camp expense (2006 - $165; 2005 - $805), geological/geological work and reports (2006 - $29,984; 2005 $21,061).

These expenses were incurred in preparation for the drilling program to be commenced in June.

Office and administration plus management costs increased from $21,605 spent in the first quarter of the 2005 fiscal year to $21,793 in the fourth quarter of the 2006 fiscal year.

Stock-based compensation of $nil was charged to operations during the first quarter of 2006 and $nil in the first quarter of 2005.

1.5

Summary of Quarterly Results

	Expressed in Canadian dollars, except per Share amounts
	May 31,	Feb. 28,	Nov. 30,	Aug 31,	May 31,	Feb 29,	Nov 30,	Aug 31,
	2005	2005	2004	2004	2004	2004	2003	2003
Current Assets	1,733,415	1,791,426	1,602,139	1,964,786	2,188,267	2,232,362	1,640,177	2,080,401
Other Assets	5,133,652	5,108,622	5,162,021	4,903,168	4,409,944	4,390,837	4,506,123	4,133,678
Total Assets	6,867,067	6,900,048	6,764,160	6,867,954	6,598,211	6,623,199	6,146,300	6,214,079
Current Liabilities	17,318	14,339	6,304	53,638	9,018	7,018	6,000	6,000
Shareholders’ Equity	5,897,110	5,933,070	5,882,379	5,938,839	5,713,716	5,740,704	6,140,300	6,208,079
Total Shareholders’ Equity and Liabilities	6,867,067	6,900,048	6,764,160	6,867,954	6,598,211	6,623,199	6,146,300	6,214,079
Working Capital	1,716,097	1,777,089	1,595,835	1,911,148	2,179,249	2,225,344	1,634,172	2,074,401
Expenses
Amortization	7,107	4,371	8,228	8,537	2,759	4,237	3,441	3,442
Automotive	1,393	6,204	2,749	4,244	1,297	4,688	1,260	1,625
Bad debts	-	—	—	—	—	—	—	—
Consulting and management fees	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000
Loss (gain) on disposal of capital assets	-	—	11,883	(9,556)	—	—	—	—
Insurance	4,305	—	(44)	1,966	2,268	—	—	—
Office, printing and miscellaneous	4,833	2,902	3,088	3,282	4,215	8,236	8,526	4,795
Professional fees	6,821	11,070	18,030	16,821	5,858	32,253	12,371	16,678
Regulatory and transfer fees	75	3,529	339	8,243	820	7,677	846	4,668
Rent	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Shareholder relations	1,601	947	140	—	3,018	9,153	31,612	9,143
Stock-based compensation	-	83,000	—	—	—	—	—	—
Telephone	827	1,087	754	881	890	—	—	—
Travel and promotion	1,562	4,694	1,292	1,405	1,381	691	4,045	1,399
Loss for the period	(45,024)	(110,097)	(49,360)	(43,927)	(26,988)	(165,687)	(67,779)	(43,959)
Basic diluted loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)
Number of Common Shares Outstanding	24,451,684	24,451,684	24,055,284	24,055,284	23,402,184	23,402,184	22,443,094	22,443,094

1.6

Liquidity

Historically the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company’s access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At May 31, 2005, the Company had working capital of approximately $1.7 million, which is sufficient to fund its planned expenditures and commitments. As the Company chooses to proceed on additional exploration and development programs at the Lustdust project, it will need to raise additional funds for those expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7

Capital Resources

At May 31, 2005, Alpha had working capital of $1.7 million, as compared to $1.8 million at May 31, 2004 and $1.7 million at the end of fiscal 2005. Alpha had 24,451,684 common shares issued and outstanding at the end of the quarter.

The Company had no commitments for material capital expenditures as of May 31, 2005.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

During the three months ended May 31, 2005, the Company paid $32,600 to related parties as follows: administration of company affairs plus planning and contract negotiations for the drilling program to the Company’s President ($15,000); property investigation, site investigation, for drilling, geology & planning of field operations to a director of the Company ($14,000); part time secretarial and accounting work to a relative of the Company’s President ($2,100); and office rent to the Company’s President ($1,500).

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13

Changes in Accounting Policies including Initial Adoption

During the year ended February 29, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation.

The Company also adopted the CICA’s new Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. This had no retroactive effect. Please refer to Note 2c of the Financial Statements.

1.14     Financial Instruments and Other Instruments

None.

1.15     Other MD&A Requirements 1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2   Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

  capitalized or expensed exploration and development costs;

The required disclosure is presented in a schedule to the accompanying financial statements.

(b)

expensed research and development costs;

Not applicable.

(c)

deferred development costs;

Not applicable.

(d)

general and administration expenses; and

The required disclosure is presented in the Interim Statement of Loss.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				24,451,684
Warrants	July 15, 2006	$0.46	575,000	3,024,999
Share purchase options	June 5, 2005 April 25, 2007 January 29, 2010	$0.50 $0.40 $0.40	300,000 750,000 500,000	1,550,000

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST. 10TH FLOOR

VANCOUVER, BC V6C 3B8

Phone: 604-689-9853

Fax: 604-689-8144

July 20, 2005

B.C. Securities Commission

Executive Director

701 W Georgia St., 9th Floor

Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

RE: ALPHA GOLD CORP (the “Company”)

        MAILING ON JULY 20, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company.  However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

•

Information Circular

•

Notice of Meeting

•

Annual Financial Statements for the Year Ending 2005/02/28

•

Management Discussion and Analysis

•

Proxy

•

Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

“YASMIN JUMA”

YASMIN JUMA

cc: TSX Venture Exchange                                              cc: ALPHA GOLD CORP

cc: Alberta Securities Commission                                   cc: LANG MICHENER

cc: US Securities and Exchange Commission                  cc: MACKAY LLP